PRESS RELEASE

Sanofi and Regeneron Receive Complete Response Letter from

FDA for Sarilumab, an Investigational Treatment for

Rheumatoid Arthritis

Paris and Tarrytown, N.Y. – October 28, 2016 – Sanofi and Regeneron Pharmaceuticals, Inc. today announced the U.S. Food and Drug Administration (FDA) issued a Complete Response Letter (CRL) regarding the Biologics License Applications (BLA) for sarilumab, an investigational interleukin-6 receptor (IL-6R) antibody for the treatment of adult patients with moderately to severely active rheumatoid arthritis (RA).

The CRL refers to certain deficiencies identified during a routine good manufacturing practice inspection of the Sanofi Le Trait facility where sarilumab is filled and finished, one of the last steps in the manufacturing process. Satisfactory resolution of these deficiencies is required before the BLA can be approved. Sanofi submitted a comprehensive corrective action plan to the FDA and is implementing the corrective actions specified in that plan. Sanofi is working closely with the FDA towards a timely resolution that addresses these concerns. The CRL does not identify any concerns relating to the safety or efficacy of sarilumab.

Sanofi and Regeneron remain committed to the development of sarilumab and providing the therapy to RA patients in the U.S. as quickly as possible. If approved by the FDA, sarilumab would be commercialized by Regeneron and Sanofi Genzyme, the specialty care global business unit of Sanofi.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Genzyme focuses on developing specialty treatments for debilitating diseases that are often difficult to diagnose and treat, providing hope to patients and their families.

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading science-based biopharmaceutical company that discovers, invents, develops, manufactures and commercializes medicines for the treatment of serious medical conditions. Regeneron commercializes medicines for eye diseases, high LDL-cholesterol, and a rare inflammatory condition and has product candidates in development in other areas of high unmet medical need, including cancer, rheumatoid arthritis, asthma, atopic dermatitis, pain and infectious diseases. For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

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Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the clinical development of and potential marketing approvals for sarilumab. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “would be” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development of sarilumab, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve sarilumab or biological application that may be filed for sarilumab as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of sarilumab, the absence of guarantee that sarilumab if approved will be commercially successful, risks associated with intellectual property, future litigation, the future approval and commercial success of therapeutic alternatives, and volatile economic conditions, as well as those risks discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Regeneron Forward-Looking Statements and Use of Digital Media

This news release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the impact of the manufacturing deficiencies raised by the U.S. Food and Drug Administration (the “FDA”) and discussed in this new release on the potential FDA approval of sarilumab; the timing and effectiveness of the corrective measures taken or planned to be taken by Sanofi in response to the Complete Response Letter regarding the biologics license applications (“BLA”) for sarilumab discussed in this news release, as well as Sanofi’s ability to resolve the above-referenced deficiencies timely or at all; the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation sarilumab; the likelihood and timing of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates, including without limitation sarilumab (including possible regulatory approval of sarilumab by the FDA based on the BLA discussed in this news release); unforeseen safety issues resulting from the administration of products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates in clinical trials, such as Sarilumab; determinations by regulatory and administrative governmental authorities (such as the FDA) which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates, including without limitations sarilumab; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products, research and clinical programs, and business, including those relating to patient privacy; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; coverage and reimbursement determinations by third-party payers, including Medicare and Medicaid; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its sales or other financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi and Bayer HealthCare LLC (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success; and risks associated with intellectual property of other parties and pending or future litigation relating thereto. A more complete description of these and other material risks can be found in Regeneron’s filings with the United States Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2015 and its Form 10-Q for the quarterly period ended June 30, 2016.. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).

Contacts Sanofi: Media Relations Jack Cox Tel: +33 (0)1 53 77 46 46 MR@sanofi.com	Investor Relations George Grofik Tel: +33 (0)1 53 77 45 45 IR@sanofi.com

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Contacts Regeneron: Media Relations Arleen Goldenberg Tel: 1 (914) 847-3456 Mobile: +1 (914) 260-8788 arleen.goldenberg@regeneron.com	Investor Relations Manisha Narasimhan, Ph.D. Tel: 1 (914) 847-5126 Manisha.narasimhan@regeneron.com

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